January 14, 2026

Shantanu Gaur
Chief Executive Officer
Allurion Technologies, Inc.
11 Huron Drive
Natick, MA 01760

       Re: Allurion Technologies, Inc.
           Registration Statement on Form S-3
           Filed January 9, 2025
           File No. 333-292660
Dear Shantanu Gaur:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jane Park at 202-551-7439 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Jeffrey Letalien, Esq.